Exhibit 99.1

21Vianet Group, Inc. Reports Third Quarter 2016 Unaudited Financial Results

BEIJING, Nov. 28, 2016 (GLOBE NEWSWIRE) — 21Vianet Group, Inc. (Nasdaq: VNET) (“21Vianet” or the “Company”), a leading carrier-neutral internet data center services provider in China, today announced its unaudited financial results for the third quarter of 2016. The Company will hold a conference call at 8:00 p.m. Eastern Time on November 28, 2016. Dial-in details are provided at the end of the release.

Third Quarter 2016 Financial Highlights

•	Net revenues increased to RMB968.0 million (US$145.2 million) from RMB924.1 million in the comparative period in 2015

Mr. Steve Zhang, Chief Executive Officer of the Company, stated, “We are very pleased to report continued growth in our core businesses during the third quarter of 2016. Not only did we add over 2,300 new cabinets in our self-built data centers, including our latest one in Beijing, but we also solidly increased our data center utilization rate to 77.9% despite the new additions. Additionally, our cloud business continues to perform well and is gaining further momentum driven by our existing Microsoft cloud business. Meanwhile, we are thrilled to announce the General Availability of IBM Bluemix Services in China in late October. This partnership continues to deepen as our respective teams further cooperate and target a wider range of cooperation opportunities for emerging cloud businesses going forward. More recently, we signed a strategic agreement with Warburg Pincus to establish a joint venture to create a dedicated vehicle for our digital real estate business. With strong demand for data center space driven by the high growth in internet traffic, we are aiming to build out 80,000 to 100,000 cabinets over the next five to seven years. While the company stays focused on its core retail colocation and cloud services, the JV will help strengthen our IDC competitive advantages through broader product offerings and specialized business solutions. By separating the capital intensive data center infrastructure layer from the Company’s asset light business, we are confident that we will lessen our dependence on Capex, improve our free cash flow, capital structure and shareholders’ value.”

Mr. Terry Wang, Chief Financial Officer of the Company, commented, “Driven by improving growth in our core business, our total revenues in the third quarter of 2016 increased to RMB968.0 million. We are pleased to see that both our revenue and adjusted EBITDA beat our guidance. Our overall number of cabinets reached 26,184 as end of September 2016, 72% of which are self-built cabinets, as we continued structural shift to more self-built data centers. As a result of a strong quarter of cabinet sales, we are glad to report a utilization rate of 77.9% for the third quarter of 2016, improved from 76.2% in the second quarter and 71.8% in the same period last year. Hosting churn rate improved to 0.95% in the third quarter from 1.06% in the second quarter of 2016. Although the pricing environment remained challenging as a result of intensifying competition, we believe that our restructuring effort has put us on track to improve both top line growth as well as margin expansion going forward.”

Third Quarter 2016 Financial Results

REVENUES: Net revenues for the third quarter of 2016 increased by 4.8% to RMB968.0 million (US$145.2 million) from RMB924.1 million in the comparative period in 2015, primarily driven by growth in IDC, Cloud and VPN revenues and partially offset by the decline in MNS revenues.

Net revenues from hosting and related services increased by 19.0% to RMB828.1 million (US$124.2 million) in the third quarter of 2016 from RMB695.8 million in the comparative period in 2015, primarily due to an increase in total number of billable cabinets and improved utilization rate, partially offset by lower MRR, or monthly recurring revenue, per cabinet.

Net revenues from MNS were RMB139.9 million (US$21.0 million) in the third quarter of 2016, compared with RMB228.3 million in the comparative period in 2015. The decrease was primarily due to the continued industry-wide decline in bandwidth prices and intensified competition.

GROSS PROFIT: Gross profit for the third quarter of 2016 was RMB186.9 million (US$28.0 million), compared with RMB200.3 million in the comparative period in 2015. Gross margin for the third quarter of 2016 was 19.3%, compared with 21.7% in the comparative period in 2015.

Adjusted gross profit, which excludes share-based compensation expenses and amortization of intangible assets derived from acquisitions, was RMB224.6 million (US$33.7million) in the third quarter of 2016, compared with RMB240.5 million in the comparative period in 2015. Adjusted gross margin was 23.2% in the third quarter of 2016, compared with 26.0% in the comparative period in 2015.

OPERATING EXPENSES: Total operating expenses were RMB313.8 million (US$47.1 million) in the third quarter of 2016, compared to RMB263.9 million in the comparative period in 2015. Adjusted operating expenses, which exclude share-based compensation expenses and changes in the fair value of contingent purchase consideration payable, were RMB293.9 million (US$44.1 million), compared to RMB230.9 million in the comparative period in 2015. As a percentage of net revenues, adjusted operating expenses were 30.4%, compared with 25.0% in the comparative period in 2015.

Sales and marketing expenses were RMB100.1 million (US$15.0 million) in the third quarter of 2016, compared to RMB89.2 million in the comparative period in 2015, due to increased labor cost, which was partially offset by decreased agency fee.

General and administrative expenses were RMB189.8 million (US$28.5 million) in the third quarter of 2016, compared to RMB138.8 million in the comparative period in 2015, due to increased staff cost and bad debt provision.

Research and development expenses were RMB36.1 million (US$5.4 million) in the third quarter of 2016, compared to RMB35.2 million in the comparative period in 2015.

Changes in the fair value of contingent purchase consideration payable was a gain of RMB12.3 million (US$1.8 million) in the third quarter of 2016, compared with a loss of RMB0.7 million in the comparative period in 2015.

ADJUSTED EBITDA: Adjusted EBITDA for the third quarter of 2016 was RMB67.9 million (US$10.2million), compared with RMB122.0 million in the comparative period in 2015. Adjusted EBITDA margin for the third quarter of 2016 was 7% compared with 13.2% in the comparative period in 2015. Adjusted EBITDA for the third quarter of 2016 excludes share-based compensation expenses of RMB33.4 million (US$5.0 million) and changes in the fair value of contingent purchase consideration payable which was a gain of RMB12.3 million (US$1.8 million).

NET PROFIT/LOSS: Net loss for the third quarter of 2016 was RMB171.5 million (US$25.7 million), compared with a net loss of RMB57.9 million in the comparative period in 2015.

Adjusted net loss for the third quarter of 2016 was RMB84.1 million (US$12.6 million) compared with an adjusted net profit of RMB15.4 million in the comparative period in 2015. Adjusted net loss in the third quarter of 2016 mainly excludes the changes in the fair value of contingent purchase consideration payable which was a gain of RMB12.3 million and a one-time loss of RMB29.8 million on debt extinguishment. Adjusted net margin in the third quarter of 2016 was negative 8.7%, compared with a net profit margin of 1.7% in the comparative period in 2015.

LOSS PER SHARE: Diluted loss per ordinary share for the third quarter of 2016 was RMB0.15, which represents the equivalent of RMB0.90 (US$0.13) per American Depositary Share (“ADS”). Each ADS represents six ordinary shares. Adjusted diluted loss per share for the third quarter of 2016 was RMB0.02, which represents the equivalent of RMB0.12 (US$0.02) per ADS. Adjusted diluted loss per share is calculated using adjusted net loss as discussed above divided by the weighted average number of shares.

As of September 30, 2016, the Company had a total of 682.1 million ordinary shares outstanding, or equivalent of 113.7 million ADSs.

BALANCE SHEET: As of September 30, 2016, the Company’s cash and cash equivalents and short-term investment were RMB1.68 billion (US$251.5 million).

Third Quarter 2016 Operational Highlights

•	Monthly Recurring Revenues (“MRR”) per cabinet was RMB8,696 in the third quarter of 2016, compared with RMB8,793 in the second quarter of 2016.

•	Total cabinets under management increased to 26,184 as of September 30, 2016 from 24,098 as of June 30, 2016, with 18,982 cabinets in the Company’s self-built data centers and 7,202 cabinets in its partnered data centers.

•	Utilization rate was 77.9% in the third quarter of 2016, compared with 76.2% in the second quarter of 2016.

•	Hosting churn rate, which is based on the Company’s core IDC business, was 0.95% in the third quarter of 2016, compared with 1.06% in the second quarter of 2016.

Recent Developments

On July 22, 2016, IBM successfully commenced its Bluemix Dedicated Service in China, which marked an important milestone for the cooperation between 21Vianent and IBM since October 2015. On October 20, 2016, IBM Bluemix cloud services, operated by 21Vianet, are generally available in China. 21Vianet is committed to creating an open hybrid cloud ecosystem, with China’s domestic cloud and the international cloud, combining 20 years of experience in high performing data centers.

On September 22, 2016, the Company signed a strategic cooperation agreement with Aliyun, the cloud computing arm of Alibaba. Under the agreement, 21Vianet and Aliyun will join hands to build enterprise hybrid cloud computing ecosystem and provide characteristic cloud computing solutions for the industry of finance, ecommerce, gaming, government and public affairs, healthcare, etc.

On August 29, the Company announced that RMB1,579,400,000 aggregate principal amount of the 6.875% Bonds due in 2017, represents 78.97% of the outstanding principal amount have been received and such Bonds have been validly tendered. In exchange for the tendered bonds, the Company provided certain amount of deposit pledge to the bank for bridge loan with a much lower interest rate.

On November 1, the Company signed a strategic agreement to establish a multi-stage joint venture with Warburg Pincus to build a digital real estate platform (“DRP”) in China. Pursuant to the JV Agreement, 21Vianet will seed the JV with four existing high-performing IDC assets, valued at over US$300 million, and Warburg Pincus will contribute direct capital and extensive industry network and resources in the real estate sector. Also pursuant to the JV Agreement, 21Vianet will continue to own 51% of the equity interests in the four existing IDC assets while Warburg Pincus will own the remaining 49%. With respect to future projects to be developed by the JV, 21Vianet will initially own 49% of the equity interests and Warburg Pincus will initially own 51% of the equity interests. The transactions contemplated by the JV Agreement are expected to close in multiple tranches in the first half of 2017 subject to the satisfaction of certain conditions.

Financial Outlook

For the fourth quarter of 2016, the Company expects net revenues to be in the range of RMB900 million to RMB940 million, compared with RMB983.4 million in the prior year. Adjusted EBITDA is expected to be in the range of RMB50million to RMB70 million, compared with RMB102.1 million in the prior year.

For the full year 2016, the Company now expects net revenues to be in the range of RMB3.64 billion to RMB3.68 billion (revised from prior guidance of RMB3.62 billion to RMB3.66 billion), compared with RMB3.63 billion in the prior year. Adjusted EBITDA for the full year 2016 is expected to be in the range of RMB242 million to RMB262 million (revised from prior guidance of RMB240 million to RMB260 million), compared with RMB540.4 million in the prior year. These forecasts reflect the Company’s current and preliminary view, which may be subject to change.

Conference Call

The Company will hold a conference call on Monday, November 28, 2016 at 8:00 pm U.S. Eastern Time, or Tuesday, November 29, 2016 at 9:00 am Beijing Time to discuss the financial results.

Participants may access the call by dialing the following numbers:

United States Toll Free:	+1-855-500-8701
International:	+65-6713-5440
China Domestic:	400-120-0654
Hong Kong:	+852-3018-6776
Conference ID:	3431797

The replay will be accessible through December 6, 2016, by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-9003-4211
Conference ID:	3431797

A live and archived webcast of the conference call will be available through the Company’s investor relation website at http://ir.21vianet.com.

Non-GAAP Disclosure

In evaluating its business, 21Vianet considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measure to review and assess its operating performance: adjusted gross profit, adjusted gross margin, adjusted operating expenses, adjusted net profit, adjusted net margin, adjusted EBITDA, adjusted EBITDA margin, adjusted basic earnings per share, adjusted diluted earnings per share, adjusted basic earnings per ADS and adjusted diluted earnings per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.669 to US$1.00, the noon buying rate in effect on September 30, 2016 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About 21Vianet

21Vianet Group, Inc. is a leading carrier-neutral Internet data center services provider in China. 21Vianet provides hosting and related services, managed network services, cloud services, content delivery network services, last-mile wired broadband services and business VPN services, improving the reliability, security and speed of its customers’ Internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s Internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology enables customers’ data to be delivered across the Internet in a faster and more reliable manner. 21Vianet operates in more than 30 cities throughout China, servicing a diversified and loyal base of more than 2,000 hosting enterprise customers that span numerous industries ranging from Internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as 21Vianet’s strategic and operational plans contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2015	September 30, 2016
	RMB (Audited)	RMB (Unaudited)	US$ (Unaudited)
Assets
Current assets:
Cash and cash equivalents	1,685,054	1,662,482	249,304
Restricted cash	195,230	1,895,349	284,224
Accounts and notes receivable, net	694,108	755,436	113,284
Short-term investments	104,897	14,844	2,226
Inventories	13,539	6,048	907
Prepaid expenses and other current assets	642,553	829,465	124,385
Deferred tax assets	31,113	39,435	5,914
Amount due from related parties	105,137	162,753	24,406

Total current assets	3,471,631	5,365,812	804,650
Non-current assets:
Property and equipment, net	3,653,071	3,963,167	594,312
Intangible assets, net	1,274,166	1,162,462	174,321
Land use rights, net	64,682	168,609	25,284
Deferred tax assets	46,900	57,585	8,635
Goodwill	1,755,970	1,755,970	263,323
Long term investments	198,907	264,910	39,726
Restricted cash	128,515	32,287	4,842
Amount due from related parties	70,000	—	—
Other non-current assets	183,868	186,200	27,922

Total non-current assets	7,376,079	7,591,190	1,138,365

Total assets	10,847,710	12,957,002	1,943,015

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term bank borrowings	276,000	1,769,676	265,378
Accounts and notes payable	482,622	549,714	82,434
Accrued expenses and other payables	637,957	739,242	110,855
Deferred revenue	342,105	318,930	47,826
Advances from customers	185,800	188,924	28,331
Income taxes payable	49,959	36,763	5,513
Amounts due to related parties	397,588	185,771	27,858
Current portion of long-term bank borrowings	38,803	39,530	5,928
Current portion of capital lease obligations	140,488	234,711	35,197
Current portion of deferred government grant	6,332	5,199	780
Current portion of bonds payable	263,365	418,444	62,749

Total current liabilities	2,821,019	4,486,904	672,849
Non-current liabilities:
Long-term bank borrowings	103,421	240,377	36,047
Deferred revenue	68,535	72,816	10,919
Amounts due to related parties	27,384	—	—
Unrecognized tax benefits	14,492	22,705	3,405
Deferred tax liabilities	293,212	302,649	45,385
Non-current portion of capital lease obligations	579,070	546,995	82,027
Non-current portion of deferred government grant	31,288	27,138	4,070
Bonds payable	1,984,685	—	—
Mandatorily redeemable noncontrolling interests	100,000	—	—

Total non-current liabilities	3,202,087	1,212,680	181,853

Redeemable noncontrolling interests	790,229	715,484	107,293

Shareholders’ equity
Treasury stock	(193,142)	(175,486)	(26,316)
Ordinary shares	34	45	7
Additional paid-in capital	6,403,117	9,220,701	1,382,725
Accumulated other comprehensive loss	(24,236)	20,043	3,006
Statutory reserves	63,174	63,174	9,473
Accumulated deficit	(2,233,985)	(2,607,729)	(391,052)

Total 21Vianet Group, Inc. shareholders’ equity	4,014,962	6,520,748	977,843
Noncontrolling interest	19,413	21,186	3,177

Total shareholders’ equity	4,034,375	6,541,934	981,020

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	10,847,710	12,957,002	1,943,015

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Nine months ended
	September 30, 2015	June 30, 2016	September 30, 2016		September 30, 2015	September 30, 2016
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Hosting and related services	695,802	767,930	828,121	124,184	1,952,739	2,302,177	345,232
Managed network services	228,293	142,919	139,885	20,977	698,250	438,950	65,824

Total net revenues	924,095	910,849	968,006	145,161	2,650,989	2,741,127	411,056
Cost of revenues	(723,828)	(737,946)	(781,124)	(117,136)	(2,016,400)	(2,212,362)	(331,763)

Gross profit	200,267	172,903	186,882	28,025	634,589	528,765	79,293
Operating expenses
Sales and marketing	(89,232)	(83,455)	(100,138)	(15,017)	(257,663)	(260,908)	(39,125)
General and administrative	(138,783)	(199,368)	(189,849)	(28,470)	(434,876)	(523,018)	(78,431)
Research and development	(35,176)	(32,976)	(36,079)	(5,410)	(101,266)	(110,912)	(16,632)
Changes in the fair value of contingent purchase consideration payable	(676)	15,306	12,285	1,842	(38,265)	26,110	3,915

Total operating expenses	(263,867)	(300,493)	(313,781)	(47,055)	(832,070)	(868,728)	(130,273)

Other operating income	—	—	6,783	1,017	8,569	6,783	1,017
Operating loss	(63,600)	(127,590)	(120,116)	(18,013)	(188,912)	(333,180)	(49,963)
Interest income	13,523	3,641	3,716	557	47,802	16,239	2,435
Interest expense	(69,690)	(52,755)	(49,490)	(7,421)	(213,221)	(157,937)	(23,684)
Loss on debt extinguishment	—	—	(29,841)	(4,475)	—	(29,841)	(4,475)
Gain from equity method investment	706	19,374	7,656	1,148	12,124	28,231	4,233
Other income	5,779	3,367	19,090	2,863	10,315	23,563	3,533
Other expense	(719)	(12,510)	(1,010)	(151)	(1,853)	(14,624)	(2,193)
Foreign exchange gain	60,248	24,224	8,511	1,276	65,146	27,492	4,123

Loss before income taxes	(53,753)	(142,249)	(161,484)	(24,216)	(268,599)	(440,057)	(65,991)
Income tax (expense) benefit	(4,132)	18,400	(10,064)	(1,509)	(19,786)	(6,658)	(998)

Net loss	(57,885)	(123,849)	(171,548)	(25,725)	(288,385)	(446,715)	(66,989)
Net (income) loss attributable to noncontrolling interest	(4,257)	26,874	37,579	5,635	(15,630)	72,971	10,943

Net loss attributable to ordinary shareholders	(62,142)	(96,975)	(133,969)	(20,090)	(304,015)	(373,744)	(56,046)

Loss per share
Basic	(0.12)	(0.22)	(0.15)	(0.02)	(0.62)	(0.63)	(0.09)
Diluted	(0.12)	(0.22)	(0.15)	(0.02)	(0.62)	(0.63)	(0.09)
Shares used in loss per share computation
Basic*	521,376,112	578,617,002	682,146,465	682,146,465	481,524,589	594,573,516	594,573,516
Diluted*	521,376,112	578,617,002	682,146,465	682,146,465	481,524,589	594,573,516	594,573,516

Loss per ADS (6 ordinary shares equal to 1 ADS)
Basic	(0.72)	(1.32)	(0.90)	(0.13)	(3.72)	(3.78)	(0.57)
Diluted	(0.72)	(1.32)	(0.90)	(0.13)	(3.72)	(3.78)	(0.57)

*	Shares used in loss per share/ADS computation were computed under weighted average method.

21VIANET GROUP, INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Nine months ended
	September 30, 2015	June 30, 2016	September 30, 2016		September 30, 2015	September 30, 2016
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	200,267	172,903	186,882	28,025	634,589	528,765	79,293
Plus: share-based compensation expense	1,323	(11,073)	1,173	176	5,840	(5,975)	(896)
Plus: amortization of intangible assets derived from acquisitions	38,933	38,967	36,504	5,474	118,536	113,668	17,046

Adjusted gross profit	240,523	200,797	224,559	33,675	758,965	636,458	95,443

Adjusted gross margin	26.0%	22.0%	23.2%	23.2%	28.6%	23.2%	23.2%
Operating expenses	(263,867)	(300,493)	(313,781)	(47,055)	(832,070)	(868,728)	(130,273)
Plus: share-based compensation expense	32,328	2,355	32,208	4,830	144,068	68,031	10,202
Plus: changes in the fair value of contingent purchase consideration payable	676	(15,306)	(12,285)	(1,842)	38,265	(26,110)	(3,915)

Adjusted operating expenses	(230,863)	(313,444)	(293,858)	(44,067)	(649,737)	(826,807)	(123,986)

Net loss	(57,885)	(123,849)	(171,548)	(25,725)	(288,385)	(446,715)	(66,989)
Plus: share-based compensation expense	33,651	(8,718)	33,381	5,006	149,908	62,056	9,306
Plus: amortization of intangible assets derived from acquisitions	38,933	38,967	36,504	5,474	118,536	113,668	17,046
Plus: changes in the fair value of contingent purchase consideration payable and related deferred tax impact	676	(15,306)	(12,285)	(1,842)	38,265	(25,615)	(3,841)
Plus: loss on debt extinguishment	—	—	29,841	4,475	—	29,841	4,475

Adjusted net profit (loss)	15,375	(108,906)	(84,107)	(12,612)	18,324	(266,765)	(40,003)

Adjusted net margin	1.7%	-12.0%	-8.7%	-8.7%	0.7%	-9.7%	-9.7%
Net loss	(57,885)	(123,849)	(171,548)	(25,725)	(288,385)	(446,715)	(66,989)
Minus: Provision for income taxes	(4,132)	18,400	(10,064)	(1,509)	(19,786)	(6,658)	(998)
Minus: Interest income	13,523	3,641	3,716	557	47,802	16,239	2,435
Minus: Interest expenses	(69,690)	(52,755)	(49,490)	(7,421)	(213,221)	(157,937)	(23,684)
Minus: Loss on debt extinguishment	—	—	(29,841)	(4,475)	—	(29,841)	(4,475)
Minus: Exchange gain	60,248	24,224	8,511	1,276	65,146	27,492	4,123
Minus: Gain from equity method investment	706	19,374	7,656	1,148	12,124	28,231	4,233
Minus: Other income	5,779	3,367	19,090	2,863	10,315	23,563	3,533
Minus: Other expenses	(719)	(12,510)	(1,010)	(151)	(1,853)	(14,624)	(2,193)
Plus: depreciation	104,340	118,195	122,484	18,368	296,680	349,619	52,428
Plus: amortization	46,947	48,892	44,452	6,666	142,340	139,566	20,929
Plus: share-based compensation expense	33,651	(8,718)	33,381	5,006	149,908	62,056	9,306
Plus: changes in the fair value of contingent purchase consideration payable	676	(15,306)	(12,285)	(1,842)	38,265	(26,110)	(3,915)

Adjusted EBITDA	122,014	15,473	67,916	10,185	438,281	191,951	28,785

Adjusted EBITDA margin	13.2%	1.7%	7.0%	7.0%	16.5%	7.0%	7.0%

Adjusted net profit (loss)	15,375	(108,906)	(84,107)	(12,612)	18,324	(266,765)	(40,003)
Less: Net (profit) loss attributable to noncontrolling interest	(4,257)	26,874	37,579	5,635	(15,630)	72,971	10,943
Adjusted net profit (loss) attributable to the Company’s ordinary shareholders	11,118	(82,032)	(46,528)	(6,977)	2,694	(193,794)	(29,060)

Adjusted earnings (loss) per share
Basic	0.02	(0.19)	(0.02)	(0.00)	0.02	(0.33)	(0.05)
Diluted	0.02	(0.19)	(0.02)	(0.00)	0.02	(0.33)	(0.05)
Shares used in adjusted earnings (loss) per share computation:
Basic*	521,376,112	578,617,002	682,146,465	682,146,465	481,524,589	594,573,516	594,573,516
Diluted*	536,927,693	578,617,002	682,146,465	682,146,465	494,976,649	594,573,516	594,573,516

Adjusted earnings (loss) per ADS (6 ordinary shares equal to 1 ADS)
Basic	0.12	(1.14)	(0.12)	(0.02)	0.12	(1.98)	(0.30)
Diluted	0.12	(1.14)	(0.12)	(0.02)	0.12	(1.98)	(0.30)

*	Shares used in adjusted earnings (loss)/ADS per share computation were computed under weighted average method.

21VIANET GROUP, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	June 30, 2016	September 30, 2016
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(123,849)	(171,548)	(25,725)

Adjustments to reconcile net loss to net cash generated from operating activities:
Foreign exchange gain	(24,224)	(8,511)	(1,276)
Changes in the fair value of contingent purchase consideration payable	(15,306)	(12,285)	(1,842)
Depreciation of property and equipment	118,195	122,484	18,368
Amortization of intangible assets	47,661	45,683	6,851
Provision for doubtful accounts and other receivables	44,741	24,091	3,613
Share-based compensation expense	(8,718)	33,382	5,006
Loss on debt extinguishment	—	29,841	4,475
Deferred income taxes benefit	(25,462)	(7,969)	(1,195)
Gain (loss) from equity method investment	(19,374)	(2,537)	(380)
Changes in operating assets and liabilities
Restricted cash	72,707	(67,455)	(10,115)
Inventories	3,364	2,214	332
Accounts and notes receivable	8,634	(32,229)	(4,833)
Unrecognized tax expense	6,581	717	108
Prepaid expenses and other current assets	(65,502)	32,589	4,887
Amounts due from related parties	(17,986)	(8,839)	(1,325)
Accounts and notes payable	25,512	(22,603)	(3,390)
Accrued expenses and other payables	54,268	6,412	958
Deferred revenue	2,968	(20,967)	(3,144)
Advances from customers	(32,640)	27,288	4,092
Income taxes payable	(35,217)	13,594	2,039
Amounts due to related parties	(233)	834	125
Deferred government grants	(1,381)	(2,291)	(344)

Net cash generated from (used in) operating activities	14,739	(18,105)	(2,715)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(156,703)	(140,291)	(21,038)
Purchases of intangible assets	(15,410)	(5,742)	(861)
Purchases of land use rights	—	—	—
Prepayment for future asset acquisition	(24,381)	(25,024)	(3,753)
Payments for short-term investments	(933)	(34)	(5)
Payments for long-term investments	(49,000)	—	—
Proceeds from long-term investments	—	6,109	916

Net cash used in investing activities	(246,427)	(164,982)	(24,741)

CASH FLOWS FROM FINANCING ACTIVITIES
Restricted cash	—	(1,623,127)	(243,402)
Proceeds from shareholders	2,548,695	—	—
Proceeds from exercise of stock options	1,491	401	60
Proceeds from long-term bank borrowings	58,850	49,650	7,445
Proceeds from short-term bank borrowings	53,000	1,570,676	235,537
Repayments of short-term bank borrowings	(65,000)	(30,000)	(4,499)
Repayments of long-term bank borrowings	(13,289)	(6,084)	(912)
Repayments of 2016 Bonds	—	(50)	(7)
Repayments of 2017 Bonds	—	(1,596,335)	(239,384)
Prepayment for shares repurchase plan	(39,787)	(27,245)	(4,086)
Payments for shares repurchase plan	—	(13,058)	(1,958)
Payments for capital leases	(39,105)	(41,038)	(6,154)

Net cash generated from (used in) financing activities	2,504,855	(1,716,210)	(257,360)

Effect of foreign exchange rate changes on cash and short term investments	58,087	6,710	1,006
Net increase (decrease) in cash and cash equivalents	2,331,254	(1,892,587)	(283,810)
Cash and cash equivalents at beginning of period	1,223,815	3,555,069	533,114

Cash and cash equivalents at end of period	3,555,069	1,662,482	249,304

Investor Relations Contacts:

21Vianet Group, Inc.

Qing Liu

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Violet Gu

+1 (646) 405-4922

IR@21Vianet.com

Source: 21Vianet Group, Inc.